Hurricane Hydrocarbons Ltd. Energy Conference and details of AGM

     CALGARY, March 6 /CNW/ — Hurricane Hydrocarbons Ltd. (“Hurricane”) will be participating in the CIBC World Markets Annual Global Energy Conference and will also be meeting with investors in New York City from March 11th to 13th, inclusive.

     Mr. Nicholas H. Gay, Senior Vice President Finance & CFO of Hurricane, will be the company presenter.

     Investors will be able to either review a copy of the presentation which will be made, or alternatively, listen to a live webcast of the presentation which will begin at 11:25 a.m. on March 12st Eastern time (9:25 a.m. Mountain time). Please visit the company’s website at www.hurricane-hhl.com and from the home page either click on “Presentations” to download a copy of the presentation or click on “Webcast” to listen to the live webcast.

     Hurricane also advises that the Annual and Special General Meeting of Shareholders will be held at 11:00 a.m. Eastern time on Wednesday, May 7, 2003 at the Albany Club of Toronto, 91 King Street East, Toronto, Ontario, Canada. Only shareholders of record on April 2, 2003 will be entitled to vote.

     Hurricane is an independent, integrated international energy company engaged in the exploration for, production and export of crude oil and the refining and marketing of refined products, in the Republic of Kazakhstan.

     Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. The company’s website can be accessed at www.hurricane-hhl.com.

     The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-0-	03/06/2003

     /For further information: Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658/
     (HHL. HHL HHL.DB.U.)